SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: June 2006 Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☐  Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Patricia Olah

Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: June 22, 2006

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone: 1 800 561-0934 BCE@computershare.com
                    TOTAL COMMON SHARES

    Qualified Purchaser Certification

To:	Computershare Trust Company of Canada (“Computershare”)

And To:	Bell Aliant Regional Communications Income Fund (the “Fund”)

And To:	BCE Inc. (“BCE”)
This Qualified Purchaser Certification is to be completed and returned to Computershare by Qualified U.S. Shareholders no later than 5:01 p.m. (Montreal time) on the Effective Date of the BCE Plan of Arrangement. BCE will announce the anticipated Effective Date by press release at a future time. All capitalized terms used herein have the same meaning as defined in Schedule B — BCE Plan of Arrangement of the management proxy circular of BCE dated April 12, 2006 (the “Circular”).
The U.S. Shareholder completing this form understands that:
(a)	as more fully described in the Circular, in connection with the Arrangement, (1) Qualified U.S. Shareholders who hold more than 150 common shares as at 5:01 p.m. (Montreal time) on the Effective Date who complete and return this Qualified Purchaser Certification by 5:01 p.m. (Montreal time) on the Effective Date will be entitled to receive 0.0725 Units for each common share held at such time and (2) Non-Qualified U.S. Shareholders and Qualified U.S. Shareholders who hold no more than 150 common shares as at 5:01 p.m. (Montreal time) on the Effective Date will be entitled to receive a cash payment in lieu of Units. As more fully described in the Circular, no fractional Units will be distributed to Qualified U.S. Shareholders entitled to receive Units in connection with the Arrangement. Such Qualified U.S. Shareholder will receive a cash payment instead, as more fully described in the Circular;

(b)	the Fund has not and will not be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended (the “Investment Company Act”) and, therefore, the transfer of the Units will be subject to the restrictions of the Investment Company Act and the rules and regulations promulgated thereunder; and

(c)	as more fully described in the Circular, in order to qualify as a Qualified U.S. Shareholder in connection with the BCE Plan of Arrangement, a U.S. Shareholder is required to certify to BCE and to the Fund that such U.S. Shareholder is a “Qualified Purchaser” within the meaning of Section 2(a)(51)(A) of the Investment Company Act and a “Qualified Institutional Buyer” within the meaning of Rule 144A of the United States Securities Act of 1933, as amended (the “Securities Act”).

☐	Please mark an “X” in the box to indicate that as of the date hereof, you are, and will be as of the date of distribution of the Units in accordance with the Arrangement, a Qualified Purchaser and a Qualified Institutional Buyer.
Signature: Please date and sign this form on the reverse

        .
By signing this form below, you represent that you are a Qualified U.S Shareholder and agree that:
(a)	You are receiving the Units for investment and not with a view to or for sale in connection with any distribution of Units.

(b)	You agree that if you decide to offer, sell or otherwise transfer or pledge all or any part of the Units, you will not offer, sell or otherwise transfer or pledge any of such Units, directly or indirectly, unless:
(i)	the sale is to the Fund; or

(ii)	the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the Securities Act, and in compliance with applicable local laws and regulations; or

(iii)	if such sale is within the United States or otherwise to a U.S. person, the sale is to a person who at the time of the sale certifies that it is a Qualified Purchaser.
(c)	You understand and acknowledge that upon the initial issuance of the Units, and until such time as is no longer required under applicable requirements of the Investment Company Act, the certificates representing the Units, and all certificates issued in exchange therefore or in substitution thereof, shall bear on the face of such certificate the following legend:
“THE HOLDER HEREOF, BY PURCHASING THE SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF BELL ALIANT REGIONAL COMMUNICATIONS INCOME FUND (THE “FUND”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR (C) WITHIN THE UNITED STATES OR TO A U.S. PERSON, TO A “QUALIFIED PURCHASER” (AS SUCH TERM IS DEFINED IN SECTION 2(A)(51)(A) OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED).
A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE TRANSFER AGENT OF THE FUND UPON DELIVERY OF (1) THIS CERTIFICATE AND (2) A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE FUND AND ITS TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.”
You acknowledge and agree that, (1) if you do not complete this form certifying that you are a Qualified U.S. Shareholder and return this form duly completed by the date and time stated on the front page hereof, to the address of Computershare indicated below, or (2) if you are a Qualified U.S. shareholder and hold no more than 150 common shares as at 5:01 p.m. (Montreal time) on the Effective Date, you will receive cash in lieu of Units pursuant to the procedures set forth in the Circular.
QUESTIONS AND FURTHER ASSISTANCE
Should you have any questions regarding the completion of the Qualified Purchaser Certification, please contact BCE’s information agent, at:
Georgeson Shareholder
North American toll-free number: 1-866-520-3874
Please send this form to the address indicated below:

By Mail	By Hand or Courier
Computershare Trust Company of Canada	Computershare Trust Company of Canada
PO Box 7030	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON	Toronto, Ontario
M5C 2K6	M5J 2Y1

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-561-0934 BCE@computershare.com
                    Holder Account Number

Use a black or blue pen. Print in CAPITAL letters inside the grey areas as shown in this example.

   Change of Address Notification

New Address Details
Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our change of address instructions set out above. I/We acknowledge that these instructions supercede and have priority over all previous instructions in respect to my/our holdings.

   Change of Address Notification

Signatures
Sign in the spaces provided to authorize Computershare Trust Company of Canada (“Computershare”) to act in accordance with the change address instructions. If all appropriate signatures are not present, Computershare cannot execute the instructions.
Privacy Notice
Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, tax identification number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.
Please send this form to the address indicated below:

BY MAIL	BY REGISTERED MAIL, HAND OR COURIER
Computershare Trust Company of Canada	Computershare Trust Company of Canada
PO Box 7030	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON	Toronto, Ontario
M5C 2K6	M5J 2Y1

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone: 1 800 561-0934 BCE@computershare.com
                    TOTAL COMMON SHARES

   BCE INC. — LETTER OF TRANSMITTAL

TO:  COMPUTERSHARE TRUST COMPANY OF CANADA (“Computershare”)
The undersigned hereby represents and warrants that the undersigned is the owner of common shares of BCE Inc. (“BCE”), which common shares are represented by the share certificate(s) delivered herewith and represents and warrants that the undersigned has good title to the common shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such common shares.
The share certificate(s) are hereby surrendered in exchange for a certificate representing consolidated common shares of BCE, calculated according to a consolidation ratio of 0.915 consolidated common shares for each common share owned by a shareholder as at 5:01 p.m. (Montreal time) on the effective date (the “Effective Date”). BCE will announce the anticipated Effective Date by press release at a future time. No fractions of consolidated common shares will be issued by BCE to registered shareholders pursuant to the share consolidation. Each registered shareholder who would be entitled to a fractional consolidated common share will receive a cash payment instead. As soon as reasonably practicable after the share consolidation is effective, Computershare will aggregate and sell the fractions of consolidated common shares of all registered shareholders. Fractional entitlements, net of commission expenses, will only be paid to registered shareholders upon surrender of their share certificate(s) transmitted with the Letter of Transmittal.
Lost Certificates: If you cannot locate some or all of your certificates, read, complete and sign Box A on the reverse of this form and mark the boxes below with an “X” corresponding to the certificate number you cannot locate.
1.	Your BCE common share certificates are listed below. Locate all of your certificates listed below and attach them to the Letter of Transmittal.

Lost	Certificate Number	Number of Common Shares	Lost	Certificate Number	Number of Common Shares

☐			☐

☐			☐

☐			☐

☐			☐

☐			☐

UnCertificated Share Total
12345678901234
2.	Signatures: Please sign and date this form. The name(s) of the registered holder(s) are listed in the Name and Address section, at the top of this form. All registered holders MUST sign exactly as your name(s) appear(s) above.

INSTRUCTIONS:
1)	Each registered shareholder holding share certificate(s) of BCE must deliver this Letter of Transmittal, duly completed and signed, together with the share certificate(s) listed on the front page of the Letter of Transmittal or on the Certificate Listing Form, as applicable, to Computershare at the address listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended. Computershare will not consider the requisite documents received until they are physically received by Computershare.

2)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed, need not be endorsed nor accompanied by any share transfer power of attorney unless such person wants the consolidated common share certificate to be issued over to another holder (see the next paragraph).

3)	If your consolidated common shares and cheque for the value of fractions of consolidated common shares are to be issued to another holder other than the registered shareholder, you are advised to read in full Section 3(C) of the letter of instruction you received with this Letter of Transmittal and comply with the procedures stated in that Section 3(C).

BOX A — AFFIDAVIT OF LOST OR DESTROYED CERTIFICATES — BCE INC.
By checking any of the lost certificate box(es) on the front page of the Letter of Transmittal or on the Certificate Listing Form, as applicable, and signing the bottom of this form, the undersigned person(s) being fully sworn deposes and says that: “I am the lawful owner of the certificate(s) and the common shares represented thereby. The certificate(s) has(have) not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of the issue by BCE Inc. (“BCE”) of a new certificate representing my entitlement to consolidated common shares without surrender of the certificate(s). I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to BCE. In consideration of the issuance of a new certificate representing my entitlement to consolidated common shares, I agree to completely indemnify, protect and save harmless BCE, Computershare Trust Company of Canada (“Computershare”), and any other party to the transaction (each, an “Obligee”), and Computershare’s insurance broker, Hunter Keilty Muntz & Beatty Limited, from and against all losses, costs and damages, including court costs and solicitors’ fees, which such person(s) may be subject to or liable for in respect of the cancellation and replacement of the certificate(s). The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents, of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure occurs or has occurred. I authorize Computershare to deliver this Affidavit to Hunter Keilty Muntz & Beatty Limited which has underwritten a bond of indemnity to protect the foregoing parties.

LOST CERTIFICATE BOND			$0.35 CAD

PREMIUM CALCULATION:	Common Shares Lost	X	Bond Premium	=	Total Premium Due
Per Common Share
(Minimum CAD $20.00)
INSTRUCTIONS:
1)	Multiply the number of common shares lost by the Bond Premium per common share noted above to calculate the premium you owe. There is a minimum premium of CAD $20.00.

2)	If you have lost your certificate(s) representing five or less of the common shares you hold as at 5:01 p.m (Montreal time) on the Effective Date, the premium to replace such certificate(s) has been waived by BCE. In such case, please sign this affidavit and indicate the lost certificate number(s) on the front page of the Letter of Transmittal or on the Certificate Listing Form, as applicable. No cheque is required.

3)	Please send your certified cheque, bank draft or money order payable to “Computershare Trust Company of Canada” for the total premium calculated above or the minimum premium amount of CAD $20.00.

4)	If any amount of lost share certificates represents a value of common shares as at 5:01 p.m (Montreal time) on the Effective Date of more than CAD $250,000.00, please contact Computershare for additional information.

5)	The above quoted premium is valid until July 10, 2007.

6)	All registered shareholders MUST sign below exactly as their names appear on the front page of this Letter of Transmittal. If your lost certificate(s) is (are) part of an estate or trust, please contact Computershare for additional information.
Please send all certificates and other requisite documentation to the offices of Computershare as indicated below:

BY MAIL Computershare Trust Company of Canada PO Box 7030 31 Adelaide Street East Toronto, ON M5C 2K6	BY REGISTERED MAIL, HAND OR COURIER Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	Mark an “X” in the box below if you wish to pick-up your certificate and cheque at Computershare Toronto Office. ☐

IMPLEMENTATION OF THE BCE PLAN OF ARRANGEMENT

LETTER OF INSTRUCTION
Dear Shareholder,
We are pleased to announce the implementation of the plan of arrangement described in detail in the management proxy circular of BCE Inc. (“BCE”) dated April 12, 2006 (“Circular”), as approved by BCE common shareholders at this year’s annual and special shareholder meeting held on June 7, 2006 (the “BCE Plan of Arrangement”).
BCE will announce the anticipated effective date (the “Effective Date”) of the BCE Plan of Arrangement by press release at a future time.
This letter contains instructions for shareholders who will own BCE common shares (“common shares”) as at 5:01 p.m. (Montreal time) on the Effective Date, outlining the necessary steps required for them to receive, as provided for under the BCE Plan of Arrangement:
(1)	certificates evidencing units (“Units”) in Bell Aliant Regional Communications Income Fund (the “Fund”),

(2)	certificates evidencing consolidated common shares in BCE (“Consolidated Common Shares”), and

(3)	where applicable, cash proceeds in lieu of entitlements to (i) Units, and (ii) fractional consolidated common shares.
We remind you that complete details regarding the BCE Plan of Arrangement are contained in the Circular. The implementation of the BCE Plan of Arrangement remains subject to the satisfaction or waiver of the closing conditions with respect to the creation of the Fund.
Entitlement under the BCE Plan of Arrangement
Subject to the terms of the BCE Plan of Arrangement, for each common share held as of 5:01 p.m. (Montreal time) on the Effective Date, shareholders will be entitled to:
(i)	0.0725 Units; and

(ii)	0.915 Consolidated Common Shares.
DISTRIBUTION OF UNITS
A.	Shareholders Who are Not U.S. Shareholders

1)	Shareholders who are not U.S. Shareholders (as defined below) and hold more than 150 common shares as of 5:01 p.m. (Montreal time) on the Effective Date will automatically receive 0.0725 Units for each common share held. Such shareholders can expect to receive a certificate representing their Units by first class mail (postage prepaid) shortly following the Effective Date. Fractions of Units however will not appear on Unit certificates. Instead, such fractions of Units will be aggregated and sold, and shareholders entitled thereto will receive the net cash proceeds from such sale, after commission expenses, in Canadian dollars, on a pro rata basis.

2)	Shareholders who are not U.S. Shareholders who hold 150 or less common shares (a “Small Interest”) as of 5:01 p.m. (Montreal time) on the Effective Date will not receive Units. The Units to which such shareholders would otherwise have been entitled under the BCE Plan of Arrangement will be aggregated and sold. Such shareholders will automatically receive the net cash proceeds from such sale, after commission expenses, in Canadian dollars, on a pro rata basis.

Please note that:
•	Proceeds from the sale of Small Interests and fractional Units, as applicable, will be distributed as soon as acticable after the trade(s) settles.

•	Units will be credited to beneficial shareholders through their accounts with their financial intermediary. As a result, shareholders who hold their common shares through a financial intermediary (i.e. a bank, trust company, broker, nominee, etc.) will not receive individual Unit certificates shortly after the Effective Date, but at such time, their accounts will be adjusted to reflect their ownership in Units.
B.	U.S. Shareholders — Qualified Purchaser Certification

1)	Shareholders who will be, at 5:01 p.m. (Montreal time) on the Effective Date, U.S. persons (as defined under U.S. securities laws) (“U.S. Shareholders”) and who hold more than 150 common shares at such time, are entitled to receive Units, provided (i) that they validly execute the Qualified Purchaser Certification enclosed with this letter (please note that only U.S. Shareholders will receive a Qualified Purchaser Certification form), and (ii) that such duly executed Qualified Purchaser Certification is received by Computershare Trust Company of Canada (“Computershare”) at the address indicated on that form no later than 5:01 p.m. (Montreal time) on the Effective Date.

Shareholders in this group who satisfy (i) and (ii) of the above paragraph will receive 0.0725 Units for each common share held as at 5:01 p.m. (Montreal time) on the Effective Date. Fractions of Units however will not appear on Unit certificates. Instead, such fractions of Units will be aggregated and sold, and shareholders entitled thereto will receive the net cash proceeds from such sale, after commission expenses, in Canadian dollars, on a pro rata basis.

Shareholders in this group who do not satisfy (i) and (ii) of the first paragraph of this Section B will not be entitled to receive Units. Rather, the Units to which such shareholders would otherwise have been entitled will be aggregated and sold, and such U.S. Shareholders will automatically receive the net cash proceeds, after commission expenses, in Canadian funds, on a pro rata basis.

2)	U.S. Shareholders who hold Small Interests as at 5:01 p.m. (Montreal time) on the Effective Date will not receive Units. Rather, the Units to which such U.S. Shareholders would otherwise have been entitled will be aggregated and sold, and such U.S. Shareholders will automatically receive the net cash proceeds, after commission expenses, in Canadian funds, on a pro rata basis.

3)	If U.S. Shareholders have any questions regarding the completion of the Qualified Purchaser Certification form, please contact BCE’s information agent, Georgeson Shareholder, at 1-866-520-3874.
Please note that:
•	Proceeds from the sale of Small Interests and fractional Units, as applicable, will be distributed as soon as practicable after the trade(s) settles.

•	U.S. Shareholders who hold their common shares through a financial intermediary (i.e. a bank, trust company, broker, nominee, etc.) should contact that intermediary for instructions on how they are to attest the information contained in the Qualified Purchaser Certification form. Units will be credited to beneficial shareholders through their accounts with their financial intermediary. As a result, shareholders who hold their common shares through such an intermediary will not receive individual Unit certificates shortly after the Effective Date, but at such time, their accounts will be adjusted to reflect their ownership in Units.

•	Where the Qualified Purchaser Certification is executed by an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person must so indicate when signing the Qualified Purchaser Certification and provide evidence of the signatory’s authority to act. BCE and Computershare, may at their entire discretion require additional evidence of such authority to act or additional information.

DISTRIBUTION OF CONSOLIDATED COMMON SHARES
C.	All BCE Common Shareholders

1)	Registered Shareholders must validly execute the letter of transmittal (“Letter of Transmittal”) included with this letter to receive a certificate evidencing their Consolidated Common Shares. Such shareholders must return the executed Letter of Transmittal to Computershare at the address indicated thereon, together with the original certificate(s) enumerated in the Letter of Transmittal.

Shareholders can expect to receive a new share certificate representing their Consolidated Common Shares as soon as practicable following receipt by Computershare of a validly executed Letter of Transmittal that is accompanied by the relevant original share certificate(s) representing their common shares and any other material requested by BCE or Computershare, provided that such timeframe shall start at 5:01 p.m. (Montreal time) on the Effective Date in the event such documents are received prior thereto. Fractions of Consolidated Common Shares however will not appear on Consolidated Common Shares certificates. Instead, such fractions of Consolidated Common Shares will be aggregated and sold, and shareholders entitled thereto will receive the net cash proceeds from such sale, after commission expenses, in Canadian dollars, on a pro rata basis. Such proceeds will only be paid to registered shareholders upon surrender of their share certificate(s), duly transmitted to Computershare with the Letter of Transmittal.

2)	LOST ORIGINAL CERTIFICATES: In the materials being transmitted with this letter, shareholders are receiving a list that identifies each certificate number that corresponds to their BCE common shareholdings prior to the date of mailing. If shareholders hold 10 certificates or less, this list of holdings will appear directly on the Letter of Transmittal enclosed in their materials. If shareholders hold more than 10 certificates, the list of holdings will appear on a separate certificate listing form (“Certificate Listing Form”) enclosed with this letter. If shareholders cannot locate some or all of the certificates mentioned on the Letter of Transmittal or Certificate Listing Form, as applicable, they must mark the appropriate “LOST” box corresponding to the number of the lost certificate with an “X”.

All shareholders who have lost original certificates (whether they are marking lost certificates on the Letter of Transmittal or on the Certificate Listing form) must duly complete and sign Box A — Affidavit of Lost or Destroyed Certificates — BCE Inc. on the reverse side of the Letter of Transmittal and must pay a bond premium of CAD $0.35 per common share represented by the lost share certificate(s) (minimum of CAD $20.00). The stated rate is available until July 10, 2007. All shareholders who have lost original certificates must consequently enclose a certified cheque, bank draft, or money order, payable to “Computershare Trust Company of Canada” with all other materials that are required to be returned to Computershare under this letter. If shareholders have lost certificate(s) representing five or less of the common shares they hold as at 5:01 p.m. (Montreal time) on the Effective Date, note that NO premium is required as such premium to replace such certificate(s) has been waived by BCE. If any amount of lost original certificates represents a value of common shares as at 5:01 p.m. (Montreal time) on the Effective Date of more than CAD $250,000.00, then affected shareholder(s) should contact Computershare for additional information. If shareholders’ lost certificate(s) is (are) part of an estate or trust, please contact Computershare for additional information.

3)	If shareholders receiving Consolidated Common Shares want the Consolidated Common Share certificate(s) to be issued over to another holder, then (i) the current share certificate(s) representing the relevant common shares that they wish to transfer, or (ii) a separate irrevocable share transfer power of attorney, must be endorsed by the registered holder of such share certificate(s). The registered holder’s duly authorized representative may also endorse such documents, as long as proof of authority to act is provided. Shareholders may obtain a share transfer power of attorney form on the Internet at www.computershare.com or by calling Computershare at the number mentioned in the last paragraph of this letter. The signature(s) endorsing the current share certificate(s) or share transfer power of attorney, as applicable, must be guaranteed by an Eligible Institution (please refer to the following paragraph for further information). The validly endorsed current share certificate(s) and/or a separate irrevocable share transfer power of attorney, including the guarantee by the Eligible Institution, and proof of authority to act, where applicable, must be returned to Computershare. The registered shareholder or its duly authorized representative endorsing the current share certificate(s) in this manner must accompany these materials with a covering letter to Computershare that it signs, stating that the current share certificate(s) is/are being deposited with Computershare on the terms and conditions outlined in the Letter of Transmittal and BCE Plan of Arrangement, for the purposes of obtaining Consolidated Common Shares which such registered shareholder or its duly authorized representative instructs Computershare to transfer to the other holder. The covering letter must also contain the mailing address of such other holder over to whom the Consolidated Common Shares are to be issued. Cheque(s) issued in lieu of fractions of Consolidated Common Shares will be made payable directly to such other holders receiving the Consolidated Common Share certificate(s).
Shareholders endorsing their current share certificate(s) have the following list of options available in respect of signature guarantees from Eligible Institutions:
•	Canada and the U.S.A.: Obtain a Medallion Signature Guarantee from a member of an acceptable Medallion Signature Guarantee Program [Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP), or New York Stock Exchange, Inc. Medallion Signature Program (MSP)]. Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The guarantor must affix a stamp bearing the words “Medallion Guaranteed”.

•	Canada: Obtain a Signature Guarantee from a Canadian Schedule I chartered bank. The guarantor must affix a stamp bearing the words “Signature Guaranteed”, as well as a signature, its full name in print, and its alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaire, unless they are members of a Medallion Signature Guarantee Program.

•	Outside North America: Shareholders located outside North America will have to present the certificate(s) and/or document(s) necessitating the signature guarantee to a local financial institution that has a corresponding Canadian or American affiliate that is a member of an acceptable Medallion Signature Guarantee Program. The local financial institution will arrange for a signature to be over-guaranteed by such affiliate.
Please note that:
•	Proceeds from the sale of fractional Consolidated Common Shares will be distributed as soon as practicable after the trade(s) settles.

•	Consolidated Common Shares of beneficial shareholders will be attributed to such shareholders through their respective accounts, by their financial intermediary. As a result, shareholders who hold their common shares in BCE through a financial intermediary (i.e. a bank, trust company, broker, nominee, etc.) will not need to send a Letter of Transmittal and original share certificate(s) to Computershare.

•	Until Computershare is in receipt of a validly executed Letter of Transmittal, the relevant original share certificate(s), and any other supporting documents as required by this letter, and subsequently issues the corresponding Consolidated Common Shares, shareholders will not be able to sell or otherwise transfer their common shares.

•	Where a Letter of Transmittal, share certificate, or share transfer power of attorney is executed by an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person must so indicate when signing the Letter of Transmittal, share certificate, or share transfer power of attorney and provide evidence of the signatory’s authority to act. BCE and Computershare, may at their entire discretion, acting individually, require additional evidence of such authority to act or additional information.
D.	Dividend Reinvestment Plan Participants

1)	Common shares held by shareholders in a BCE dividend reinvestment plan will automatically be consolidated on the basis of 0.915 Consolidated Common Shares for each common share held as at 5:01 p.m. (Montreal time) on the Effective Date. Fractional Consolidated Common Shares that such shareholders are entitled to as a result of the consolidation provided for under the BCE Plan of Arrangement will remain in the dividend reinvestment plan. The dividend reinvestment plan statement next issued following the Effective Date will reflect the consolidated amount.

MISCELLANEOUS
1)	It is recommended that shareholders consult their tax advisor in respect of the tax consequences of the BCE Plan of Arrangement.

2)	Unit certificates, Consolidated Common Share certificates, and cheques for cash payments in lieu of Units and/or Consolidated Common Shares, as applicable, will be sent to the address of the registered shareholder currently in the books of BCE. If shareholders have changed address, they should complete the enclosed Change of Address Notification form and return same to Computershare with the Letter of Transmittal, original share certificate(s), Qualified Purchaser Certification, where required, and any other applicable supporting documentation required, at the address indicated on such materials. Registered shareholders also have the option of picking up their Consolidated Common Share certificates at an office of Computershare, instead of having these sent to them at the address specified in the Letter of Transmittal or on their Change of Address Notification form, as applicable, provided that such shareholders have elected to do so in the Letter of Transmittal.

3)	A security return envelope is enclosed in the envelope of materials being transmitted to shareholders for their convenience. It is recommended that all documents required by this letter to be sent by shareholders to Computershare are sent by registered mail. Computershare will not consider the requisite documents received until they are physically received by Computershare.

4)	If the addressee is no longer the registered holder of the BCE common shares represented by the certificates listed on the Letter of Transmittal or on the Certificate Listing Form, as applicable, such addressee must complete the Letter of Transmittal or Certificate Listing Form, as applicable, only in respect of those certificates that represent the common shares of which they are the registered holder as at 5:01 p.m. (Montreal time) on the Effective Date. Such shareholder must return the mentioned materials on the address indicated on such forms, as applicable, along with a covering letter to Computershare, identifying the corresponding certificate numbers in respect of which it is no longer the registered holder.

5)	A Letter of Transmittal, Certificate Listing Form, affidavit, or any premium payment amount that is not complete or does not comply with the requirements for valid execution stated in this letter and in those documents themselves, or that is not provided along with appropriate original share certificate(s) and requisite supporting documentation, will be returned to the addressee with an explanation. Once the relevant shareholder(s) has/(have) made the necessary corrections, such shareholder(s) may re-submit all the appropriate documentation that is required to effect the exchange of their common share certificate(s) for Consolidated Common Share certificates.

6)	Neither BCE, Computershare, nor their respective agents is under any obligation to notify a shareholder of any deficiency in the execution of a Letter of Transmittal or Qualified Purchaser Certification. Neither BCE, Computershare, nor their respective agents will accept any liability for failure to notify a shareholder of a deficiency in the execution of a Letter of Transmittal or Qualified Purchaser Certification. Any question concerning validity and timely receipt of a Letter of Transmittal or Qualified Purchaser Certification will be determined by BCE in its sole discretion.

7)	If the implementation of the BCE Plan of Arrangement does not occur as a result of the closing conditions with respect to the creation of the Fund not having being satisfied or waived, or otherwise, Computershare will return to shareholders the original share certificate(s) it received from them by first class mail (postage prepaid) as soon as practicable.

8)	For further information, you may contact Computershare at 1-800-561-0934.
Sincerely,
BCE Inc.
June 22, 2006

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